UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: June 15, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the media release which appears immediately following this page.

UBS announces successful implementation of UBS Switzerland AG

Zurich/Basel  |  14 Jun 2015, 18:30  |  Price Sensitive Information

With the implementation of UBS Switzerland AG, UBS has taken another substantial step to improve the resolvability of the Group in response to regulatory requirements affecting the entire banking industry. UBS Switzerland AG is now operating as a fully-owned banking subsidiary of UBS AG with its own banking license. As part of the changes to UBS’s legal structure, UBS AG’s Retail & Corporate and Wealth Management businesses booked in Switzerland have been transferred to UBS Switzerland AG, effective June 14.

These changes will have no impact on UBS’s strategy or on the firm’s business, nor will they affect the way it serves the vast majority of the approximately 2.7 million clients of UBS Switzerland AG. UBS Group will continue to maintain its industry-leading capital position. UBS Switzerland AG has total assets of more than CHF 300 billion and more than 11,000 employees. As the leading bank in Switzerland, it remains an integral part of the UBS Group and its global franchise.

Sergio P. Ermotti, Group Chief Executive Officer says: “Today, UBS is taking another significant step towards improving the resolvability of the Group and substantially complying, well ahead of schedule, with Swiss Too-big-to-fail requirements.” Group CEO Sergio P. Ermotti has been appointed as Chairman of the Board of Directors of UBS Switzerland AG. Group Chief Risk Officer, Philip Lofts and Group CFO and COO Tom Naratil also joined the Board as members. Gabi Huber and Hubert Achermann have been elected as independent members of the Board, in line with FINMA requirements. In its constitutional meeting earlier this year, the Board of UBS Switzerland AG appointed Lukas Gähwiler as President of the new Executive Board UBS Switzerland AG.

Lukas Gähwiler, President Executive Board UBS Switzerland AG says: “We’ve been in close contact with our clients in recent months to ensure a smooth transition. More than 2,000 employees have contributed to the successful implementation of UBS Switzerland AG. I thank all employees involved for bringing this complex project to a successful conclusion.”

UBS Switzerland AG will disclose its financial results together with the Group’s second-quarter financial report on July 28.

UBS Group AG and UBS AG

Media contact

Switzerland: +41-44-234 85 00

UK: +44-207-567 47 14

Americas: +1-212-882 58 57

APAC: +852-297-1 82 00

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: June 15, 2015